Exhibit 99.1

[LOGO] ZARLINK                                                      NEWS RELEASE
       SEMICONDUCTOR
--------------------------------------------------------------------------------

Zarlink Releases Third Quarter Fiscal 2007 Results

OTTAWA, CANADA, January 25, 2007 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) today released results for the Fiscal 2007 third quarter ended December 29, 2006, prepared in accordance with U.S. Generally Accepted Accounting Principles
(GAAP).

      In line with guidance, third quarter revenue was US$34.1 million, compared with second quarter revenue of US$38.1 million and US$37.4 million in the third quarter of Fiscal 2006.

      Zarlink earned third quarter net income of US$5.6 million or US$0.04 per share. This compares with second quarter Fiscal 2007 net income of US$6.9 million or US$0.05 per share. In Fiscal 2006 third quarter the Company recorded a net loss from continuing operations of US$4.8 million or US$0.04 per share.

      As previously announced in the quarter, Zarlink sold its packet switching product line to Conexant Systems Inc. The sale resulted in a gain of US$4.1 million, reduced by a charge of US$0.5 million related to idle space under lease contract for this facility. These two items resulted in US$0.03 of earnings in the third quarter.

      "I am pleased to advise that we met quarterly guidance in what has proven to be a very challenging market," said Kirk K. Mandy, President and Chief Executive Officer, Zarlink Semiconductor. "In line with our industry peers, we expect to see this market slowdown continue into the fourth quarter. However, as we continue to focus on opportunities in optoelectronics, network communications, low-power wireless telemetry, and analog foundry, I am confident that when the semiconductor market rebounds we are well-positioned for long-term success."

Review of Operations

      Gross margin in the third quarter was 50% of revenue, compared with 53% in the Fiscal 2007 second quarter. Lower gross margin was due primarily to weaker product mix, as well as severance costs of US$0.3 million. Gross margin in the third quarter last year was 52%.

      R&D expenses in the third quarter were US$7.9 million or 23% of revenue, compared with US$7.5 million or 20% of revenue in the previous quarter. Included in the third quarter R&D expenses was severance of US$1.0 million, partially offset by lower spending. R&D expenses were US$9.1 million or 24% of revenue in the Fiscal 2006 third quarter.

      S&A expenses in the third quarter were US$8.5 million or 25% of revenue, compared with S&A expenses of US$9.6 million or 25% of revenue in the previous quarter. Included in the third quarter S&A expenses was the reduction of a provision for estimated loss contingencies of US$0.8 million. S&A expenses were US$10.2 million or 27% of revenue in the third quarter of Fiscal 2006.

      During the third quarter, the Company made several important technology announcements, including:

o The industry's first QSFP (quad small form-factor pluggable) optical transceiver module for InfiniBand architectures. Combining four ultra-high capacity transmit/receive channels into one module, Zarlink's product slashes board space and power demands while simplifying design;

o Analog foundry processes that improve power management performance for integrated circuits deployed in a range of end-uses, including gaming consoles, mobile telephones, computers and automotive applications;

o A pseudowire module, developed with Embedded Planet, targeting low-density applications requiring TDM-over-packet capability, including customer premise routers, integrated access devices, PON (passive optical network) equipment, and broadband DLCs (digital loop carriers);

o Zarlink is leading a UK-based initiative developing an implanted microgenerator that will harvest human body energy to power implanted medical devices.

      On January 25, 2007, Zarlink Semiconductor declared a quarterly dividend of CDN$0.50 per share on its preferred shares, payable on March 30, 2007, to preferred shareholders of record as of March 9, 2007.

Fourth quarter Fiscal 2007 guidance

      The opening order backlog at the start of the Fiscal 2007 fourth quarter was US$22 million, compared to the US$23 million opening backlog in the third quarter. Zarlink is forecasting fourth quarter revenues will be between US$32 million and US$34 million. As a result, Zarlink expects fourth quarter earnings will be between a loss of US$0.01 to breakeven.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: rapid technological developments and changes; our ability to continue to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; increasing price and product competition; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

                                     - 30 -

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

An open conference call for analysts will be held today beginning at 5:00 p.m. EST. Investors, media and other parties are listen-only. Please dial 1-800-733-7571 or 613-287-8027. The replay number is 1-877-289-8525 (passcode
21215572#) or 416-640-1917 (passcode 21215572#). The replay is available until midnight, February 8th, 2007. A live audio webcast will be available through www.newswire.ca (Canada NewsWire) or from the Company's website at www.zarlink.com.

For further information:

Edward Goffin                               Mike McGinn
Media Relations                             Investor Relations
613 270-7112                                613 270-7210
edward.goffin@zarlink.com                   mike.mcginn@zarlink.com

                           Zarlink Semiconductor Inc.
                  CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA
        (in millions of U.S dollars, except per share amounts, U.S. GAAP)
                                   (Unaudited)

                                                                          Three months ended                   Nine months ended
                                                                -------------------------------------       -----------------------
                                                                Dec. 29,       Sept. 29,     Dec. 23,       Dec. 29,       Dec. 23,
                                                                  2006           2006          2005           2006           2005
                                                                -------------------------------------       -----------------------
Revenue                                                         $  34.1        $  38.1       $  37.4        $ 110.6        $ 105.7
Cost of revenue                                                    17.0           17.8          18.0           50.9           53.9
                                                                ------------------------------------        ----------------------
Gross margin                                                       17.1           20.3          19.4           59.7           51.8
                                                                ------------------------------------        ----------------------
Expenses:
   Research and development                                         7.9            7.5           9.1           24.9           28.0
   Selling and administrative                                       8.5            9.6          10.2           28.1           26.3
   Gain on sale of business                                        (4.1)          --            --             (4.1)          (1.9)
    Asset impairment & other                                        0.5            0.5           5.4            1.0            5.4
                                                                ------------------------------------        ----------------------
                                                                   12.8           17.6          24.7           49.9          (57.8)
                                                                ------------------------------------        ----------------------
Operating income (loss) from
  continuing operations                                             4.3            2.7          (5.3)           9.8           (6.0)

Interest income                                                     1.6            1.2           0.5            3.9            1.3
Foreign exchange gain (loss)                                       (0.2)           0.2          --              0.1            1.2
                                                                ------------------------------------        ----------------------
Income (loss) from continuing operations before
  income taxes                                                      5.7            4.1          (4.8)          13.8           (3.5)
Income tax (expense) recovery                                      (0.1)           2.8          --              2.9           (0.4)
                                                                ------------------------------------        ----------------------
Income (loss) from continuing operations                            5.6            6.9          (4.8)          16.7           (3.9)
Discontinued operations -net of tax                                --             --            55.8           --             49.0
                                                                ------------------------------------        ----------------------
Net income                                                      $   5.6        $   6.9       $  51.0        $  16.7        $  45.1
                                                                ------------------------------------        ----------------------
Net income attributable to common
  shareholders                                                  $   5.1        $   6.3       $  50.2        $  14.9        $  42.9
                                                                ====================================        ======================
Income (loss) per common share from
  continuing operations:
   Basic and diluted                                            $  0.04        $  0.05       $ (0.04)       $  0.12        $ (0.05)
                                                                ====================================        ======================
Income per common share from
  discontinued operations:
     Basic and diluted                                          $  --          $  --         $  0.43        $  --          $  0.39
                                                                ====================================        ======================
Net income per common share:
     Basic and diluted                                          $  0.04        $  0.05       $  0.39        $  0.12        $  0.34
                                                                ====================================        ======================
Weighted average number of common shares
  outstanding (millions):
   Basic                                                          127.3          127.3         127.3          127.3          127.3
                                                                ====================================        ======================
   Diluted                                                        127.4          127.4         127.4          127.4          127.3
                                                                ====================================        ======================
Percentage of revenue:
   Gross margin                                                      50%            53%           52%            54%            49%
   Research and development                                          23%            20%           24%            23%            26%
   Selling and administrative                                        25%            25%           27%            25%            25%

                           Zarlink Semiconductor Inc.

                   CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                                         Three months ended                 Nine months ended
                                                                 -----------------------------------      ---------------------
                                                                 Dec. 29,     Sept. 29,      Dec. 23,     Dec. 29,      Dec. 23,
                                                                   2006          2006          2005         2006         2005
                                                                 -----------------------------------      ---------------------
CASH PROVIDED BY (USED IN)
--------------------------
Operating activities:
    Income (loss) from continuing operations                     $  5.6        $  6.9        $ (4.8)      $ 16.7        $ (3.9)
    Depreciation                                                    1.2           1.3           1.7          3.9           4.9
    Amortization                                                    0.1           0.1          --            0.2          --
   Stock compensation expense                                       0.3           0.3          --            0.9          --
   Other non-cash changes in operating activities                  (4.1)         --            --           (4.4)         (2.9)
   Deferred income taxes                                            0.2          (1.0)          0.4         (1.0)          0.2
   Decrease (increase) in working capital:
    Trade accounts and other receivables                           (3.1)         (1.0)          2.2         (6.9)          3.0
    Inventories                                                     0.4           1.9          (1.3)         0.3          (0.1)
    Prepaid expenses and other                                      0.6          (0.1)          2.9          1.0          (2.1)
    Payables and accrued liabilities                                0.7          (0.9)          2.2         (8.2)         (6.7)
    Deferred credits                                               (0.3)         --            --           (0.3)         (0.2)
                                                                 ----------------------------------       --------------------
Total                                                               1.6           7.5           3.3          2.2          (7.8)
                                                                 ----------------------------------       --------------------
Investing activities:
   Acquisition of business                                         --            --            --           (7.1)         --
   Purchased short-term investments                                --            --           (19.6)        --           (47.7)
   Matured short-term investments                                  --            --            --           24.6          67.7
   Expenditures for fixed assets                                   (0.5)         (0.8)         (0.3)        (1.8)         (1.0)
   Proceeds from disposal of fixed assets                          --            --             0.1          0.1           0.5
   Proceeds from repayment of note receivable                      --            --            --           --             2.0
   Proceeds from sale of business -net                              4.7          --            --            4.7          --
   Proceeds from sale of discontinued operation -
    net                                                            --            --            66.4         --            66.4
                                                                 ----------------------------------       --------------------
Total                                                               4.2          (0.8)         46.6         20.5          87.9
                                                                 ----------------------------------       --------------------

Financing activities:
   Repayment of long term debt                                     --            --            --           (0.1)         --
   Payment of dividends on preferred shares                        --            (0.6)         (0.5)        (1.2)         (1.6)
   Repurchase of preferred shares                                  --            --            (0.5)        (0.1)         (1.3)
   Decrease in restricted cash                                     --            --             0.9          1.0           0.7
                                                                 ----------------------------------       --------------------
Total                                                              --            (0.6)         (0.1)        (0.4)         (2.2)
                                                                 ----------------------------------       --------------------
Effect of currency translation on cash                              0.1           0.1          (0.3)         0.5          (0.6)

Net cash used in discontinued operations from
  operating activities                                             --            --            --           --            (5.7)
                                                                 ----------------------------------       --------------------
Increase in cash and cash equivalents                               5.9           6.2          49.5         22.8          71.6

Cash and cash equivalents, beginning of period                    107.6         101.4          41.5         90.7          19.4
                                                                 ----------------------------------       --------------------

Cash and cash equivalents, end of period                         $113.5        $107.6        $ 91.0       $113.5        $ 91.0
                                                                 ==================================       ====================

                           Zarlink Semiconductor Inc.
                         CONSOLIDATED BALANCE SHEET DATA
                    (in millions of U.S. dollars, U.S. GAAP)

                                                                                Dec. 29,        Sept. 29,       March 31,
                                                                                  2006            2006            2006
                                                                                --------        ---------       ---------
ASSETS

Current assets:
   Cash and cash equivalents                                                     $113.5          $107.6          $ 90.7
   Short-term investments                                                          --              --              24.6
   Restricted cash                                                                 14.7            13.8            14.0
   Trade accounts receivable - net                                                 18.3            17.3            15.6
   Other receivables                                                                8.4             6.3             4.2
   Inventories                                                                     17.3            17.7            17.8
   Prepaid expenses and other                                                       6.1             6.6             5.8
   Current assets held for sale                                                     3.1             3.7             3.4
                                                                                 ------          ------          ------
                                                                                  181.4           173.0           176.1
Fixed assets - net                                                                 21.7            22.5            23.2
Deferred income tax assets - net                                                    4.6             4.8             3.6
Goodwill                                                                            3.8             3.8            --
Intangible assets                                                                   1.7             1.8            --
Other assets                                                                        0.3             0.7             1.5
Long-term assets held for sale                                                     --               0.1             0.1
                                                                                 ------          ------          ------
                                                                                 $213.5          $206.7          $204.5
                                                                                 ======          ======          ======
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Trade accounts payable                                                        $  9.0          $  8.7          $  7.8
   Employee-related accruals                                                        9.9             8.6             9.8
   Income and other taxes payable                                                   4.9             4.5             4.3
   Current portion of provisions for exit activities                                1.0             1.1             4.4
   Other accrued liabilities                                                        3.1             3.8             9.5
   Deferred credits                                                                 0.4             0.7             0.7
   Long-term debt -current portion                                                 --              --               0.1
   Deferred income tax liabilities - current portion                                0.1             0.1             0.1
                                                                                 ------          ------          ------
                                                                                   28.4            27.5            36.7
Long-term portion of provisions for exit activities                                 0.5             0.6             0.6
Pension liabilities                                                                16.9            16.0            15.2
Deferred income tax liabilities - long-term portion                                 0.2             0.2             0.2
                                                                                 ------          ------          ------
                                                                                   46.0            44.3            52.7
                                                                                 ------          ------          ------
Redeemable preferred shares, unlimited shares authorized; 1,261,200
  shares issued and outstanding as at December 29, 2006                            16.1            16.1            16.2
                                                                                 ------          ------          ------
Shareholders' equity:
Common shares, unlimited shares authorized; no par value;
  127,335,352 shares issued and outstanding as at December 29, 2006               768.5           768.5           768.5
Additional paid-in capital                                                          3.8             3.5             3.0
Deficit                                                                          (586.2)         (591.3)         (601.2)
Accumulated other comprehensive loss                                              (34.7)          (34.4)          (34.7)
                                                                                 ------          ------          ------
                                                                                  151.4           146.3           135.6
                                                                                 ------          ------          ------
                                                                                 $213.5          $206.7          $204.5
                                                                                 ======          ======          ======

                           Zarlink Semiconductor Inc.
                             SUPPLEMENTARY SCHEDULES
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

Geographic Information:
-----------------------

Revenue, based on the geographic location of Zarlink's customers, was distributed as follows:

                               Three Months                         Three Months                        Three Months
                                  Ended              % of              Ended             % of               Ended            % of
                              Dec. 29, 2006          Total         Sept. 29, 2006        Total          Dec. 23, 2005        Total
                              -------------          -----         --------------        -----          --------------       -----
Europe                            $  13.3              39%           $  15.9               42%              $  15.0            40%
Asia - Pacific                        9.6              28               10.2               27                  11.2            30
Americas                             11.2              33               12.0               31                  11.2            30
                                  -------             ---            -------              ---               -------           ---
                                  $  34.1             100%           $  38.1              100%              $  37.4           100%
                                  =======             ===            =======              ===               =======           ===

                                                                    Nine Months                          Nine Months
                                                                       Ended             % of               Ended            % of
                                                                   Dec. 29, 2006         Total          Dec. 23, 2005        Total
                                                                   -------------         -----          -------------        -----
Europe                                                               $  44.7               41%              $  39.7            38%
Asia - Pacific                                                          31.3               28                  32.6            31
Americas                                                                34.6               31                  33.4            31
                                                                     -------              ---               -------           ---
                                                                     $ 110.6              100%              $ 105.7           100%
                                                                     =======              ===               =======           ===